June 14, 2017	David A. Westenberg

Via Electronic Submission	+1 617 526 6626 (t)
+1 617 526 5000 (f)
david.westenberg@wilmerhale.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:                                         Mara L. Ransom

Re:                             Blue Apron Holdings, Inc.

Registration Statement on Form S-1
Filed June 1, 2017
File No. 333-218425

Ladies and Gentlemen:

On behalf of Blue Apron Holdings, Inc. (the “Company”), this letter is being submitted in response to the comments contained in the letter dated June 13, 2017 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission to Bradley J. Dickerson, the Company’s Chief Financial Officer, relating to the Registration Statement on Form S-1 (the “Registration Statement”).  The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.  For convenience, the responses are keyed to the numbering of the comments and the headings used in the Staff’s letter.  Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement.  Page numbers referred to in the responses reference the applicable pages of the Registration Statement.

On behalf of the Company, we advise you as follows:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Marketing Efficiency, page 62

1.                                      We note your statement at the bottom of page 63 that compares average Cumulative Net Revenue per Customer in the six-month period following acquisition of such Customers to your Cost per Customer. Please highlight that such a comparison does not include the variable costs of producing such revenues. Please also provide some measure of the efficiency of marketing expenses relative to the marginal net revenue produced by such expenditures such that a reader can evaluate the net contribution to net cash flows that marketing expenditures provide.

Response:  In response to the Staff’s comment, the Company intends, in an amendment to the Registration Statement, to revise the paragraph beginning at the bottom of page 63 of the Registration Statement as follows (marked to show changes):

“We believe the above cohorted cumulative net revenue per Customer analysis illustrates our historical costs to acquire, retain and engage customers and the efficiency of our marketing expenses. ~~For example, as reflected above, our average Cumulative Net Revenue per Customer in the six-month period following the acquisition of such Customers was equal to more than four times our Cost per Customer of $94.~~ The chart above also illustrates that, while we derive significant revenue from those Customers that continue to make purchases from us, over time our Customers on average order less frequently or sometimes cease ordering, as evidenced by the declining increases in cumulative net revenue per Customer over the time intervals presented.  We further note that the above analysis does not reflect the variable costs of producing net revenue, including our cost of goods sold, excluding depreciation and amortization.”

In further response to the Staff’s comments, the Company intends, in an amendment to the Registration Statement, to replace, in its entirety, the first full paragraph beginning on page 64 with the below:

“We further measure the efficiency of our marketing spend and the lifetime value of Customers by comparing the net contribution per Customer for an applicable cohort to our Cost per Customer. We calculate the net contribution per Customer for a particular cohort by subtracting the cost of goods sold, excluding depreciation and amortization, associated with Orders by such Customers occurring in a particular cohort from the net revenue associated with such Orders.  To do so, we use the average cost of goods sold, excluding depreciation and amortization, for the period in which such Orders occurred.  For Orders occurring in 2015 and 2016, we use the average per Order cost of goods sold, excluding depreciation and amortization, for the applicable quarter in which such Order occurred, and for Orders occurring in 2014, we use the annual average per Order cost of goods sold, excluding depreciation and amortization. Using this methodology, our net contribution per Customer for the six month period after such Customer’s first order was $111, which is equal to 1.2 times our Cost per Customer of $94.”

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6626.  Thank you for your assistance.

Very truly yours,

/s/ David A. Westenberg
David A. Westenberg

cc:                                Jacqueline Kaufman, Securities and Exchange Commission

Ta Tanisha Meadows, Securities and Exchange Commission

Jim Allegretto, Securities and Exchange Commission

Bradley J. Dickerson, Blue Apron Holdings, Inc.

Benjamin C. Singer, Esq., Blue Apron Holdings, Inc.
Mark G. Borden, Esq., Wilmer Cutler Pickering Hale and Dorr LLP